Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: February 23, 2018

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT UTX - United Technologies Corp at Barclays Industrial Select Conference EVENT DATE/TIME: FEBRUARY 21, 2018 / 4:30PM GMT

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FEBRUARY 21, 2018 / 4:30PM, UTX - United Technologies Corp at Barclays Industrial Select Conference

C O R P O R A T E   P A R T I C I P A  N T S

Gregory J. Hayes United Technologies Corporation - Chairman, CEO & President

C O N F E R E N C E   C A L L  P A R T  I C I P A N T S

Julian C.H. Mitchell Barclays PLC, Research Division - Research Analyst

P R E S E N T A T I O N

Julian C.H. Mitchell - Barclays PLC, Research Division - Research Analyst

Start with some prepared, introductory, should I say, remarks and then we’ll go into questions after that.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President

Okay. Thanks, Julian. Just a reminder, this is being webcast. On the webcast, you’ll see all the cautionary forward-looking statements. So just a reminder about the SEC friends out there.

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Secondly, on Rockwell Collins. For those of you in the arbitration business, or our business, we do expect to close on Rockwell probably sometime June, July of this year. There are 17 jurisdictions that have to approve the merger. So far, 4 of them have approved that, including Taiwan, Kenya and Turkey, if you’re counting at home. But we don’t see any issues in terms of getting to closure, really, little overlap and nothing that has surprised us in the regulatory process so far. So that feels good as well.

The $500 million of net synergies, we’ve got a huge team between Rockwell and our Aerospace Systems business working that on a daily basis. Again, feel very good about hitting the $500 million of net synergies over the next couple of years and we feel good that next year, 2019, will be, Rockwell will be accretive overall to UTX earnings. So again, no surprises, all good news, I would say on that front and we just need to work through. Closing the deal will be the easy part, synergies are always the hard part, but we’ve got a great team in place with Kelly Ortberg and Dave Gitlin running the business post close.

* * *

Julian C.H. Mitchell - Barclays PLC, Research Division - Research Analyst

And then, the sort of bigger picture, I guess of OEs trying to get more of the aftermarket profit. It’s not new, but there’s more noise around it today.

FEBRUARY 21, 2018 / 4:30PM, UTX - United Technologies Corp at Barclays Industrial Select Conference

Gregory J. Hayes - United Technologies Corporation – Chairman, CEO & President

So look, I think you’ve got Boeing and Airbus who are both laser-focused on reducing cost and growing the aftermarket. And they see the Tier 1 and Tier 2 suppliers, who have relatively healthy aftermarket margins. We have those healthy aftermarket margins, because we’ve made big investments over time. And we have, I think been pretty successful in leveraging new technology to drive aftermarket growth. So am I worried about Boeing and Airbus coming after my aftermarket? I am, but I think on the whole, the issue is for us to focus on continued innovation, product development and cost reduction. There’s talk about Boeing getting into the seating business. There’s talk about Airbus getting into the nacelles. We’re just buying the seating business from, along with Rockwell Collins the B/E Aerospace business. But again, I think to the extent that you have an innovative workforce, you can continue to offer innovative products to the customers. Seating is BFE, buyer furnished equipment. You don’t sell it to Boeing. You sell it to United Airlines. You sell it to Lufthansa. Those relationships that I think B/E has are very strong, and I think their product development pipeline is very strong. Can Boeing replicate it? I’m sure they can over time. Our goal is to stay ahead of the curve. It’s the same on nacelles. I was in our Mexicali plant last week, where we build the nacelles for the 787, as well as for the A320 family. And every day, they’re doing Lean events, they’re driving cost down. That type of knowledge, the IP that we’ve got in that business, it’s hard to replicate. But what’s even harder to replicate I would tell you is, the continued stream of innovation that you come from being in the business for 60 years. So think about all these businesses, and we’ve got a lot of different products that we offer to Boeing and Airbus. We need to stay laser-focused on innovation and continuing to invest, because that’s the way you’re going to add value, right? You add value to Boeing and Airbus, you add value to your customers. The Rockwell Collins deal, if you think about it, is just an extension of that idea, it’s how do you add value to the customers. And a couple of years ago, we talked about digital and I said, look, UTC is not going to be a software company. It’s not what we do. It’s what Rockwell does, though. They are, at the end of the day, a software company. And I think their ability to leverage what Rockwell has done in the airplane and to take that technology, to have that digital thread flow through all of our systems on the aircraft, provide predictive analytics that we can download to our airline customers, so that they can remove equipment before it fails, have equipment ready at the line stations when a plane lands, that’s the type of value that you can add. It’s not about just simply taking cost out. It’s how do you add value to the airline customer. That’s means uptime for the airplane, that means not -- no unscheduled removals. That’s what Rockwell, I think will do for the Aerospace Systems business and for Pratt, is to give us that digital thread. Again, we’re not going to be a software business, though Rockwell is a software business. But I think you can leverage that to continue to provide value.

* * *

Julian C.H. Mitchell - Barclays PLC, Research Division - Research Analyst

Understood. And the portfolio, like you said, inevitably you’ve been quite busy since you became chief executive, Sikorsky came out, Collins coming in. Once Collins comes in, should we think about a fairly stable portfolio for a while, as the debt is digested?

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President

So maybe a couple of points on portfolio, and I don’t think I’d get out of a single investor meeting without somebody asking me what we’re going to do with the UTC portfolio. So again, we’ll be as transparent as we can with these discussions. First, on Collins. If you think about tax reform, it’s been a real benefit to us, not so much from the rate perspective but from accessing foreign cash. We’ve got $8 billion sitting overseas. We’ll bring about $3.5 billion back this year, which is a $2.5 billion more than what we had anticipated, because of the tax law change. And we’re typically -- we bring back about $1 billion a year, which we’ll probably be able to double that, going forward. Again, half the cash will -- comes from outside the U.S. So we’ll be able to pay down the Rockwell debt a lot more quickly than what we have anticipated even 6 months ago. And so that -- as a result of that additional debt pay down, debt capacity, I think it gives us options around the portfolio more quickly than what we had been thinking about 6 or 8 months ago. We’re not going to do anything with the portfolio until we get done with Collins. We can’t, because we’re exchanging UTX stock for a piece of Collins, we’re just -- we’ve agreed not to do anything. But we continue to look. And I think that’s the question that we all have to ask is, is UTC a more valuable property together? Or is UTC better off in 3 separate businesses? One being an aerospace business, which would have significant scale, $45 billion to $50 billion. And then an Otis business of $12 billion to $13 billion and then a Climate Control business of $17 billion or $18 billion. That’s the question for the Board. That’s a question we continue to study. There are, as you can imagine, significant dis-synergies, with splitting up the portfolio, as well as one-time costs. You’ve got to keep in mind, the UTC -- our SG&A overall for the entire corporation’s 9.9%. It’s pretty low as an industrial comp. For all of the back office, of all the businesses is done through UTC Shared Services. So if it’s accounts payable, payroll, processing general ledger transactions, we also have one cash management system for the whole company. We do cash centrally, we do taxes centrally. All of that has to be replicated in each of the business, if you decide to split the company up. So there is a natural level of dis-synergy that has to be evaluated, as well as the one-time cost of pulling the company apart. I like to think, none of the businesses today are capital-constrained because they’re part of UTC. And I’d like to think, because we have 4 focused businesses that they would operate in a manner that they’re very focused on their business. I don’t think Judy Marks, who runs our Otis business worries too much about the GTF. Nor do I think Bob Leduc, who runs Pratt, worries too much about Carrier air conditioners. We have 4 focused management teams. Can they drive more value individually than they can as part of UTC? It’s a question we have to answer. The real question is, do you get a significant multiple expansion by having separate companies versus a conglomerate or the 4 businesses of UTC? Tough, tough questions. I would tell you that we’re looking at all of those possibilities, as well as even within the portfolio that we have today. Does everything fit? So we’re going to continue to look at this. We’re not going to hold people in suspense. I would say by the end of the year, we’ll come back and have some answers in terms of what we really think that we should do with the portfolio long-term, and then we can have this discussion again.

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FEBRUARY 21, 2018 / 4:30PM, UTX - United Technologies Corp at Barclays Industrial Select Conference

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Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the posed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including the recently enacted Tax Cuts and Jobs Act in the U.S.), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.